UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: September 17, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024 and 2023
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023
99.3	Webuy Global Reports Record Revenue and 253% Increase in Gross Profit for the First Half of 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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